

July 25, 2013

Via E-Mail
Mr. Osvaldo Solar Venegas
Chief Financial Officer
Concha Y Toro Winery, Inc.
Casilla 213
Nueva Tajamar 481
Torre Norte, Piso 15
Santiago, Chile

> **Re: Concha Y Toro Winery, Inc.**
> **Form 20-F for the Year Ended December 31, 2011**
> **Filed April 30, 2012**
> **Response dated June 28, 2013**
> **File No. 001-13358**

Dear Mr. Venegas:

We have reviewed your responses and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2011

Notes to Consolidated Financial Statements, page F-13

Note 12. Goodwill, page F-58

Acquisition of Fetzer Vineyards, Inc., page F-58

1. We note the third- party valuation report that you obtained in connection with the Fetzer acquisition that was provided in response to comment two of our letter dated May 23, 2013. As described on page 15 of the valuation report, it appears that certain costs were subtracted from the total value of vineyard land improvements to

render the fair value of the acquired grape vines. Please advise us of the following with respect to the biological assets acquired from Fetzer:

- For the acquired grape vines, quantify for us the total fair value assigned to the acquired vines. Also provide us with your detailed analysis used to arrive at the estimated fair value of the vines for each acquired vineyard and in total. In this regard, we could not locate the fair value assigned to the acquired vines in the third party valuation report provided in your response.

- For the acquired grapes on vines, tell us the remaining time until the acquired grapes were harvested. Also explain to us in sufficient detail how you determined the fair value assigned to the acquired grapes on vines, including the key assumptions involved, and provide us with your underlying calculations used to arrive at the estimated fair value on the acquisition date.

- Separately quantify for us the total fair value assigned to both the grape vines and grapes on vines acquired from Fetzer, and identify where the total fair value assigned to these biological assets is included in your purchase price allocation on page F-58. Provide this information in both US dollars and Chilean pesos.

2. We note your revised response to the comment six of our letter dated February 11, 2013 that was provided in your response letter dated June 28, 2013. Please advise us of the following:

- Explain to us why the percentage of completed work-in-process inventory increased from 67.6% complete in your prior response to 95% complete in your revised response.

- Explain to us why the cost of goods sold percentage increased from 62.9% in your prior response to 65.04% in your revised response.

- Tell us how you determined the key income statement assumptions used in your inventory replacement cost calculation.

- Tell us whether Fetzer valued its inventory at LIFO or FIFO and discuss how this factor was considered when arriving at your ultimate conclusion that the fair value of acquired inventory approximates book value.

- Further describe to us Fetzer's wine production process, from fermentation to final Blends, and confirm to us that a substantial percentage (i.e. 95%) of the acquired work-in-process inventory was at or near the final Blends stage and about to become finished product as of your April 2011 acquisition date.

3.   We note in your response to comment six of our letter dated May 23, 2013 that brand
        expenses and selling expenses have zero allocation to the seller, so they are 100%
        remaining to execute to sell the inventory purchased. Please further explain to us the
        basis for your conclusion that these expenses are 100% remaining to execute to sell
        the acquired inventory. In this regard, it would appear that certain of these
        expenditures would be incurred ratably throughout the year and should have been
        allocated to the seller.

4.   We note in your response to comment ten of our letter dated May 23, 2013 that
        indirect expenses and general and administrative costs were excluded from your
        calculation of inventory replacement cost. Please explain whether or not your
        replacement cost calculation reduced the estimated selling price for estimated brand,
        sales and marketing, and certain general and administrative expenses. We highlight
        that the general practice is to exclude indirect costs and general administrative costs
        under the replacement cost method of estimating fair value. To the extent you
        included indirect costs and general administrative costs, please explain your basis
        referencing IFRS where appropriate.

Note 15. Biological Assets, page F-67

5.   We note your response to comment 13 with respect to your accounting for grapes at
        the point of harvest under IAS 41, and the draft revision to your accounting policy
        disclosure which states the Company has concluded that the fair value of the grapes
        at the time of harvest approximates book value and consequently the grapes at the
        point of harvest are measured at fair value less cost to sell, and then transferred to
        inventory. We further note the summary chart in your response in which you depict
        the book value and fair value of your grapes at the time of the May 2012
        harvest. Please further explain to us in sufficient detail how you determined the fair
        value of your grapes at the time of both the May 2011 and May 2012 harvest, and
        provide us with your underlying calculations used to arrive at the estimated fair value
        for each harvest. To the extent that you solely used a cost approach to determine the
        fair value of the grapes at the point of harvest, also further explain to us the usage of
        a 9.2% discount rate in your calculation.

6.   You have previously asserted that you cannot reliably determine fair value of the
        vines and pursuant with IAS 41, carry the vines at historical cost. In your response
        dated June 28, 2013, you provided a valuation report used to estimate the fair value
        of vines acquired through the Fetzer transaction. We remain skeptical of your
        assertion that you cannot reliably determine fair value of the vines, especially in light
        of the valuation approach applied to determine fair value pursuant to the Fetzer
        acquisition. Please explain your basis for determining you cannot reliably estimate
        fair value pursuant to IAS 41.

7. During the Company's May 22, 2013 conference call with the Staff it was communicated to the Staff that the Company is currently reevaluating its IAS 41 accounting conclusions with respect to not being able to determine fair value of its existing biological assets (i.e. grape vines and grapes on vines) since the adoption of IFRS. Please provide us with an update on the status of your IAS 41 reevaluation. Also tell us whether you anticipate any changes to your prior accounting conclusions or revisions to your financial statements as a result of your reevaluation.

You may contact Joanna Lam at (202) 551-3476 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining